Exhibit 99.3

RESTATED CONSOLIDATED FINANCIAL STATEMENTS (NOTE 2)

DECEMBER 31, 2009 AND 2008
(IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)

KPMG LLP
Chartered Accountants	Telephone (902) 492-6000
Suite 1500 Purdy's Wharf Tower I	Telefax (902) 429-1307
1959 Upper Water Street	www.kpmg.ca
Halifax NS B3J 3N2
Canada

AUDITORS' REPORT

To the Shareholders of Gammon Gold Inc.

We have audited the consolidated balance sheets of Gammon Gold Inc. (the "Company") as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income, cash flows and shareholders' equity for each of the years in the two year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the two period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Our previous report dated March 29, 2010 has been withdrawn and the accompanying consolidated financial statements restated to correct misstatements as disclosed in Note 2.

/s/ KPMG LLP

Chartered Accountants

Halifax, Canada
March 29, 2010, except as to note 2 which is as of May 13, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (:KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP

CONSOLIDATED BALANCE SHEETS
(in thousands of United States Dollars)

At December 31	2009	2008
	(as restated, Note 2)	(as restated, Note 2)

ASSETS
Current
Cash and cash equivalents	$128,977	$3,258
Receivables
Commodity taxes	10,598	8,762
Trade / other	1,974	4,932
Current portion of future income tax asset (Note 11)	4,210	1,385
Inventories (Note 5)	71,682	60,128
Prepaids and deposits	2,680	2,389
	220,121	80,854

Deposits on property, plant and equipment	4,861	4,930
Other long-term assets (Note 3 (q))	3,847	4,653
Long-term ore stockpiles (Note 5)	-	2,201
Mining interests and property, plant and equipment (Note 6)	628,740	597,126
Goodwill	106,799	106,799

	$964,368	$796,563

LIABILITIES
Current
Payables and accruals	$37,019	$30,457
Current portion of future income tax liability (Note 11)	-	836
Current portion of capital leases and
other long-term obligations (Notes 7 and 8)	5,161	30,861
	42,180	62,154

Long-term debt and capital leases (Note 7)	32,431	7,991
Other long-term obligations (Note 8)	5,051	4,677
Asset retirement obligations (Note 9)	5,958	3,622
Employee future benefits (Note 10)	1,635	1,659
Future income tax liability (Note 11)	84,776	70,203
	172,031	150,306
SHAREHOLDERS' EQUITY (Note 12)
Capital stock	866,716	719,426
Contributed surplus	23,873	33,288
Deficit	(104,686)	(112,891)
Accumulated other comprehensive income	6,434	6,434
	792,337	646,257

	$964,368	$796,563

Commitments and contingencies (Note 13)
Subsequent events (Note 20)

Signed on behalf of the Board:	“Signed”	“Signed”
	René Marion, Director	Ronald Smith, Director

See accompanying notes to the consolidated financial statements.	1

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(in thousands of United States Dollars except per share data)

For the years ended December 31	2009	2008
	(as restated, Note 2)	(as restated, Note 2)

Revenue from mining operations	$206,801	$212,522

Expenses
Production costs, excluding amortization and depletion	96,504	127,651
Refining costs	2,855	1,662
General and administrative costs	37,054	29,945
Amortization, depletion and accretion	42,954	40,380
	179,367	199,638

Earnings before other items	27,434	12,884

Interest on long-term debt	(3,314)	(1,936)
Foreign exchange (loss) / gain	(4,896)	17,600
Interest and other income	633	410
	(7,577)	16,074

Earnings before income taxes	19,857	28,958

Future income tax expense / (recovery) (Note 11)	6,611	(10,738)
Current tax expense	5,041	1,044
	11,652	(9,694)

Net earnings and comprehensive income	$8,205	$38,652

Earnings per share (Note 14)
Basic	$0.07	$0.33
Diluted	$0.07	$0.32

Weighted average shares outstanding (Note 14)
Basic	125,688,993	119,110,568
Diluted	126,592,185	120,812,872

See accompanying notes to the consolidated financial statements.	2

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of United States Dollars)

For the years ended December 31	2009	2008
	(as restated, Note 2)	(as restated, Note 2)

OPERATING ACTIVITIES
Net earnings	$8,205	$38,652
Payment on other long-term obligations	(727)	-
Items not affecting cash (Note 15)	65,666	10,132
Change in non-cash operating working capital (Note 15)	5,074	7,149
	78,218	55,933

INVESTING ACTIVITIES
(Increase) / decrease in deposits on property, plant and equipment	(601)	465
Expenditures on mining interests and property, plant & equipment	(76,861)	(66,841)
	(77,462)	(66,376)

FINANCING ACTIVITIES
Repayment of capital lease obligations	(7,464)	(2,551)
Proceeds from sale-leaseback transactions	17,201	-
Proceeds from long-term debt	11,500	13,880
Repayment of long-term debt	(22,563)	(8,109)
Financing fees on long-term debt	(1,200)	-
Net proceeds from issuance of common shares	108,132	-
Proceeds from exercise of stock options	19,357	6,772
	124,963	9,992

Net increase / (decrease) in cash and cash equivalents	125,719	(451)

Cash and cash equivalents, beginning of year	3,258	3,709

Cash and cash equivalents, end of year	$128,977	$3,258

Cash and cash equivalents is comprised of the following:

Cash	$93,249	$3,258
Short-term investments	35,728	-
	$128,977	$3,258

See accompanying notes to the consolidated financial statements.	3

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands of United States Dollars)

For the years ended December 31	2009	2008
	(as restated, Note 2)	(as restated, Note 2)

Capital stock
Balance, beginning of year	$719,426	$699,512
For cash pursuant to exercise of stock options	19,357	6,772
Fair value of share-based compensation	19,709	13,142
Shares issued through employee share purchase plan	92	-
Shares issued through equity offering	115,042	-
Share issuance costs	(6,910)	-
Balance, end of year	$866,716	$719,426

Contributed surplus
Balance, beginning of year	$33,288	$42,373
Fair value of share-based compensation	(19,709)	(13,142)
Forfeitures of stock options	(150)	(429)
Share-based compensation	10,444	4,486
Balance, end of year	$23,873	$33,288

Deficit
Balance, beginning of year	$(112,891)	$(160,532)
Prior period adjustment (Note 2)	-	8,989
Net earnings	8,205	38,652
Balance, end of year	(104,686)	(112,891)
Accumulated other comprehensive income	6,434	6,434

Total deficit and accumulated other comprehensive income	$(98,252)	$(106,457)

Total shareholders' equity	$792,337	$646,257

See accompanying notes to the consolidated financial statements.	4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States Dollars unless otherwise noted)

1.     Nature of operations

Gammon Gold Inc. (the “Company”) is a publicly traded company engaged in the mining, development, exploration and acquisition of resource properties. The Company's common shares are listed on the Toronto Stock Exchange (TSX: GAM), the New York Stock Exchange (NYSE: GRS) and the Berlin Stock Exchange (BSX: GL7).

2.     Restatement of consolidated financial statements

During the preparation of the March 31, 2010 interim consolidated financial statements, the Company identified an error relating to its consolidated financial statements for the years ended December 31, 2008 and 2009, and the related interim periods. In those previously released financial statements, the Company did not identify future income taxes arising on the acquisition of Mexgold Resources Inc. on August 8, 2006 as a foreign currency liability and as a result, the balance was not appropriately translated into Mexican pesos. This restatement gives effect to the adjustment of those future income tax liabilities to properly reflect changes in currency exchange rates between the US dollar and the Mexican peso, the currency of the country in which the future tax liability arose.

The following table outlines the impact of the adjustments by financial statement line item in the Company's consolidated balance sheet and consolidated statement of operations as at and for the periods ended December 31, 2009 and December 31, 2008. This non-cash adjustment has no impact on net cash flows or cash balances previously reported. Only those line items impacted by the restatement have been disclosed.

			Foreign
	Previously	Opening	currency
	reported	adjustment	adjustments	As restated
Consolidated balance sheet at December 31, 2009:
Future income tax liability	$98,896	$-	$(14,120)	$84,776
Deficit	(118,806)	-	14,120	(104,686)

Statement of operations for the year ending December 31, 2009:
Foreign exchange loss	$(11,369)	$-	$6,473	$(4,896)
Net earnings	1,732	-	6,473	8,205

Consolidated balance sheet at December 31, 2008:
Future income tax liability	$77,850	$(8,989)	$1,342	$70,203
Deficit	(120,538)	8,989	(1,342)	(112,891)

Statement of operations for the year ending December 31, 2008:
Foreign exchange gain	$18,942	$-	$(1,342)	$17,600
Net earnings	39,994	-	(1,342)	38,652

3.      Summary of significant accounting policies

(a)     Basis of presentation

The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the following significant accounting policies. These financial statements are prepared in United States dollars, unless otherwise indicated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States Dollars unless otherwise noted)

(b)     Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Gammon Lake Resources (NS) Incorporated, Gammon Lake de Mexico S.A. de C.V., Gammon Lake Resources (USA) Inc., Gammon Lake Holdings Inc., Mexgold Resources Inc., Compania Minera El Cubo S.A. de C.V., and Metales Interamericanos S.A de C.V. All significant intercompany balances and transactions have been eliminated on consolidation.

(c)     Foreign currency translation

The functional currency of the Company's operations is the United States dollar (“US dollar”). Non-US dollar balances are translated into US dollars as follows: monetary assets and liabilities are translated to US dollars at the period-end exchange rate; non-monetary assets and liabilities are translated at the rate prevailing at the time of the transaction; and revenue and expense transactions are translated using average exchange rates, except for expenses that relate to non-monetary assets and liabilities, which are translated at the same historical exchange rate as the related asset or liability. Translation gains or losses are recognized in earnings in the period in which they occur.

(d)     Use of estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts for assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations; depletion and amortization calculations; estimates of recoverable gold and other minerals in current and long-term stockpile and leach pad inventories; estimates of fair value for certain reporting units and asset impairment; write-downs of inventory to net realizable value; post-employment, post-retirement and other employee future benefits; valuation allowances for future income tax assets; asset retirement obligations; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(e)     Revenue recognition

Revenue from the sale of gold, silver, and doré bars is recognized when persuasive evidence of a sale arrangement exists, the risks and rewards of ownership passes to the purchaser including title risk, the selling price is fixed or determinable, and collectability is reasonably assured. Sales of the doré bars are recorded at estimated values, and are further adjusted based upon final quality assessment and quotations. Interest revenue is recognized on an accrual basis.

(f)     Cash and cash equivalents

The Company considers deposits in banks, certificates of deposits, and short-term investments with original maturities of three months or less from the acquisition date as cash and cash equivalents.

(g)     Inventories

Supplies inventory

Supplies inventory consists of mining supplies and consumables used in the operation of the mines, and is valued at the lower of average cost and net realizable value.

Current and long-term ore stockpiles inventory

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, and are removed at the average cost per tonne. Ore stockpiles inventory is measured at the lower of cost and net realizable value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States Dollars unless otherwise noted)

Ore in process inventory

The recovery of gold and silver is achieved through milling and heap leaching processes. Costs are added to ore on leach pads and in the mill based on current mining costs, including applicable overhead, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads and in the mill as ounces are recovered, based on the average cost per ounce of gold and silver in ore in process inventory. Ore in process inventory is measured at the lower of cost and net realizable value.

Finished goods inventory

Finished goods inventory consists of gold, silver, and doré bars, and is valued at the lower of cost and net realizable value.

For all ore inventories, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

(h)     Mining interests and depletion

The carrying value of mining interests represents the accumulated costs to date related to the acquisition, exploration and development of the Company's mineral properties. Production stage mining interests are amortized over the life of the mine using the unit-of-production method based on estimated proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves, or on a straight-line basis over the term of the lease. The Company determines the portion of mineralization expected to be classified as reserves by considering the degree of confidence in the economic extraction of the resource, which is affected by long-term metal price assumptions, cut-off grade assumptions, and drilling results. These assessments are made on a mine-by-mine basis.

The expected useful lives used in amortization and depletion calculations are determined based on the facts and circumstances associated with the mining interest. Any changes in estimates of useful lives are accounted for prospectively from the date of the change. Mining costs associated with stripping activities in an open pit mine are capitalized if they represent a betterment to the mineral property in that access is gained to sources of reserves that will be produced in future periods that would otherwise not have been accessible. Capitalized stripping costs are amortized over the life of the deposit benefiting from the stripping using the unit-of-production method based on estimated proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves.

(i)     Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost. Amortization is calculated on the straight-line basis over the estimated useful lives of the assets, which do not exceed the related estimated life of mine, as follows:

Equipment under capital lease	4-9 years	Vehicles	4 years
Heavy equipment	4-9 years	Buildings	10 years
Other equipment	6-9 years	Office equipment	3-10 years
Processing plant	6-10 years	Leasehold improvements	3 years

(j)     Impairment of long-lived assets

The Company assesses the impairment of long-lived assets, which consist primarily of mining interests and property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss will be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Annually, or when events or circumstances indicate that the carrying amount may not be recoverable, the Company reviews the carrying value of its mining interests and exploration properties. The recoverability of the book value of each property is assessed for indicators of impairment such as adverse changes to the estimated recoverable ounces of gold and silver, estimated future commodity prices, and estimated expected future operating costs, capital expenditures and reclamation expenditures. If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period in which the determination is made. The amounts at which mining interests and the related deferred costs are recorded do not necessarily reflect present or future values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States Dollars unless otherwise noted)

(k)     Goodwill and goodwill impairment

Acquisitions of businesses are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.

The Company evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. Fair value is calculated as an appropriate multiple of projected future net earnings. If the carrying amount exceeds the fair value, the Company compares the implied fair value of the reporting unit's goodwill to its carrying amount, and any excess of the carrying amount over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

(l)     Asset retirement obligations

The Company's mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company intends to make future expenditures to comply with such laws and regulations. The Company is required to record a liability and corresponding asset, for the estimated present value of future cash flows associated with site closure and reclamation when the liability is incurred and a reasonable estimate of the fair value can be made. The present value of future cash flows is determined using the credit adjusted risk free rate. These asset retirement costs are amortized over the life of the related assets on a straight-line basis. At the end of each period, the liability is increased to reflect the passage of time and changes in the estimated future cash flows underlying any initial fair value measurements.

(m)     Share-based compensation

The Company uses the fair value method of accounting for employee share-based compensation and other share-based payments made in exchange for goods and services. Under this method, the Company recognizes a compensation expense for all awards made to employees, based on the fair value of the options on the date of grant, which is determined by using an option pricing model. The fair value of employee options is expensed over the vesting period of the options. The fair value of awards granted to non-employees is remeasured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to income upon remeasurement. The Company's stock option plan is described in Note 12.

(n)     Income taxes

Income taxes are calculated using the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward. Future income tax assets and liabilities are measured using the enacted or substantively enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered to be more likely than not.

(o)     Earnings per common share

Earnings per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted earnings per common share considers the potential exercise of all outstanding options using the treasury stock method. This method assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market price for the year.

(p)     Employee future benefits

The Company has defined benefit plans that provide benefits to certain of its employees. The cost of the accrued benefit liability for benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of salary escalation and retirement ages.

Actuarial gains and losses arise from changes in actuarial assumptions used to determine the accrued benefit liability. The excess of the net actuarial gain and loss over 10% of the greater of the accrued benefit liability and the fair value of plan assets is amortized over the average remaining service period of active employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States Dollars unless otherwise noted)

(q)     Other long-term assets

Included in other long-term assets are the costs of an eight-year consultancy agreement with a third party, whereby the Company will receive assistance with strategic planning, business development, procurement and authorization of land, employer-employee relations, community and government relations, and environmental relations. Amortization of the contract cost is calculated on a straight-line basis over the term of the agreement. See Note 8 for further details on the related obligation.

(r)     Financial instruments

The Company's financial instruments are classified as follows:

Asset / Liability	Classification	Measurement
Cash and cash equivalents	Held-for-trading	Fair value
Receivables	Loans and receivables	Amortized cost
Payables and accruals and other long-term obligations	Other financial liabilities	Amortized cost
Long-term debt and capital leases	Other financial liabilities	Amortized cost

Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are added to the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest rate method.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in fair value are recorded in earnings unless they are designated in a valid hedging relationship (Note 3(s)), in which case the changes in fair value are recorded in other comprehensive income. There were no embedded derivatives for the years ended December 31, 2009 and 2008.

(s)     Hedges

Hedging relationships that meet documentation requirements, and can be proven to be effective both at the inception and over the term of the relationship qualify for hedge accounting. Specifically, in a cash flow hedge, the effective portion of the change in the fair value of hedging derivatives is recorded in other comprehensive income and reclassified to earnings in the period in which the hedged item is realized. Any ineffective portion of the change in fair value of hedging derivatives is recognized in net earnings in the reporting period. Where documentation and effectiveness requirements are not met, the derivatives are classified as held for trading and the change in fair value is recognized in earnings in the reporting period.

Fair value hedges and the related hedged items are recognized on the balance sheet at fair value with any changes in fair value recognized in net income. To the extent the fair value hedge is effective, the changes in fair value of the hedge and the hedged item will offset each other.

(t)     Recent accounting pronouncements

The following is an overview of recent accounting pronouncements that the Company will be required to adopt in future years:

(i)     Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting this standard is expected to have a material effect on how future business combinations are accounted for. Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States Dollars unless otherwise noted)

(ii)     International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February of 2009, the AcSB announced that 2011 is the changeover date for publicly accountable enterprises to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.      Changes in accounting policies

(i)     Section 3862, Financial Instruments – Disclosures

The Company adopted the amended Section 3862, Financial Instruments – Disclosures, which includes additional disclosure requirements regarding fair value measurements for financial instruments and liquidity risk. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements, and were effective for fiscal years ending after September 30, 2009. These disclosures are included within Note 17.

(ii)     EIC-174, Mining Exploration Costs

Effective March 27, 2009, the Company adopted EIC 174, Mining Exploration Costs. This abstract provides additional guidance on determining when exploration costs related to mining properties can be capitalized as well as clarification on impairment indicators for exploration costs that have previously been capitalized. This abstract did not have any effect on the Company's financial results.

(iii)   Section 3064, Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, which replaced existing Section 3062, Goodwill and Other Intangible Assets. This new section establishes standards for the recognition of internally developed intangible assets. The standards for the recognition and impairment testing of goodwill are carried forward unchanged. This new standard did not have any effect on the Company's financial results.

(iv)     EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This abstract requires that credit risk be taken into account in determining the fair value of financial instruments and financial liabilities, including derivative instruments. This new standard did not have any effect on the Company's financial results.

5.     Inventories

	December 31	December 31
	2009	2008
Supplies	$15,847	$14,073
Ore stockpiles	627	3,534
Ore in process	53,199	43,832
Finished goods	2,009	890
	71,682	62,329
Less: Long-term ore stockpiles	-	(2,201)
	$71,682	$60,128

During the year, the Company recognized $1,791 of inventory net realizable value adjustments as an expense (2008 - $8,318). As a result of the increase in expected future commodity prices, the Company recognized net realizable value adjustment reversals during the year, which had the effect of decreasing expenses by $428 (2008 - $3,278), for an overall net realizable value adjustment expense of $1,363 during 2009 (2008 - $5,040).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States Dollars unless otherwise noted)

6.     Mining interests and property, plant and equipment

	December 31, 2009			December 31, 2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Mining interests:
Producing properties	$386,394	$78,402	$307,992	$334,896	$58,277	$276,619
Exploration properties	126,517	-	126,517	119,400	-	119,400
	512,911	78,402	434,509	454,296	58,277	396,019
Property, plant and equipment:
Processing plant	101,662	37,667	63,995	95,183	27,828	67,355
Heavy equipment	54,318	24,620	29,698	70,913	23,075	47,838
Other equipment	50,957	6,895	44,062	41,515	3,287	38,228
Buildings	24,350	5,135	19,215	22,524	4,015	18,509
Office equipment	6,469	4,234	2,235	5,621	2,809	2,812
Vehicles	3,404	2,698	706	3,303	2,059	1,244
Equipment under capital lease	22,591	2,202	20,389	9,165	2,754	6,411
Major spare parts	13,185	2,430	10,755	6,439	522	5,917
Construction in progress	3,176	-	3,176	12,793	-	12,793
	280,112	85,881	194,231	267,456	66,349	201,107
Total	$793,023	$164,283	$628,740	$721,752	$124,626	$597,126

The following table summarizes the movements in capitalized stripping costs:

	December 31	December 31
	2009	2008
Balance, beginning of year	$7,352	$-
Stripping costs capitalized	22,614	7,352
Depletion	(657)	-
Balance, end of year	$29,309	$7,352

The Company capitalizes interest attributable to the acquisition or construction of qualifying assets. During the year, $434 of interest associated with capital projects was capitalized (2008 - $219).

7.     Long-term debt and capital leases

	December 31	December 31
	2009	2008
(a) Revolving credit facility	$25,242	$6,855
(a) Non-revolving term loan	-	29,582
(b) Capital leases for equipment	11,539	1,910
(c) Other long-term debt	48	105
	36,829	38,452
Less: Current portion of long-term debt and capital leases	4,398	30,461
	$32,431	$7,991

The estimated future minimum debt and lease payments under all facilities are as follows:

2010	$4,398
2011	$30,753
2012	$2,816

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States Dollars unless otherwise noted)

(a)

On November 5, 2009, the Company's credit facility was restructured and replaced with a $30,000 revolving line of credit with the Bank of Nova Scotia. The agreement included an option to increase the facility to $50,000 under similar terms and conditions, provided that the Bank of Nova Scotia's exposure did not exceed $30,000. On December 31, 2009, the Company signed an agreement with Société Générale to increase the total revolving credit facility to $50,000, with the exposure divided equally between the two lenders. The facility matures on November 5, 2011 and may be extended upon mutual agreement by all parties. No payments under the facility are due until the maturity date. Interest is payable at LIBOR + 3.75% to 4.25% depending on the leverage ratio of the Company.

The credit facility contains various covenants that include an interest coverage ratio of at least 3:1, a leverage ratio of no more than 3:1, a tangible net worth of at least $491,500 plus 50% of positive net income earned for each quarter subsequent to September 30th, 2009, and proven and probable reserves cannot be less than 2,000,000 ounces. The facility is secured by a first-ranking lien on all present and future assets, property and undertaking of the Company.

As at December 31, 2009, the Company had drawn $26,380 under the revolving facility and had issued a $1,000 letter of credit against the facility. The Company is in compliance with all covenants at December 31, 2009.

(b)

The Company is obligated under various capital leases for equipment, all of which expire by the end of 2012. During the year, the Company entered into two transactions whereby several pieces of equipment were sold and subsequently leased back. These transactions resulted in an increase in capital lease obligations of $11,991, an increase in property, plant and equipment of $710, and deferred gains on sale of $585. The latter are included in other long-term obligations and will be amortized over the 36 month term of each lease. All capital lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from a fixed rate of 7.38% to 11.05%.

(c)	The Company is obligated under certain other agreements maturing in 2010. These loans are non-interest bearing, with quarterly payments of approximately $15.

8.     Other long-term obligations

Other long-term obligations includes deferred gains from sale-leaseback transactions, obligations arising from the Company's long-term incentive plan, and the obligation associated with the eight-year consultancy agreement described in Note 3(q). The consultancy agreement obligation is non-interest bearing, and has been recorded at fair value using a discount rate of 7%. As of December 31, 2009, the total balance outstanding was $4,372 (current portion - $763).

9.     Asset retirement obligations

The Company's asset retirement obligations consist of reclamation costs for the Ocampo and El Cubo mines. The present value of the obligation is currently estimated at $5,958 (2008 – $3,622), reflecting payments that will commence in 9 - 10 years. Significant reclamation activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The undiscounted value of the reclamation costs liability is $11,847 (2008 – $13,298). The credit adjusted risk-free rate used in estimating the obligation is 8%, and the inflation rate used is $5.0% (2008 – 5.4%) . Changes to the reclamation and closure cost obligation balance during the year were as follows:

	December 31	December 31
	2009	2008
Asset retirement obligations, beginning of year	$3,622	$2,991
Foreign exchange adjustment	284	(620)
Obligations incurred	33	803
Accretion expense	316	190
Revisions in estimates	1,703	258
Asset retirement obligations, end of year	$5,958	$3,622

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States Dollars unless otherwise noted)

10.     Employee future benefits

The Company has two defined benefit plans that provide employee future benefits, other than pensions, to certain of its employees in Mexico.

The Company accrues for employee future benefits for contract workers and employees in Mexico paid through an employment services company or by its subsidiaries. These benefits consist of a one-time payment equivalent to 12 days' wages for each year of service (at the employee's most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months' wages plus 20 days' wages for each year of service payable upon involuntary termination without just cause.

All plans are unfunded. An actuarial valuation was performed for all plans as at December 31, 2009.

Information about the Company's benefit plans, in aggregate, is as follows:

	December 31	December 31
	2009	2008
Accrued benefit obligation:
Balance, beginning of year	$2,331	$4,172
Foreign exchange adjustment	132	(879)
Service cost	328	462
Interest cost	190	227
Benefits paid	(569)	(213)
Early settlements	-	(1,527)
Curtailments	(102)	-
Actuarial loss	1,102	89
Deficit	3,412	2,331
Unamortized past service costs	(430)	(429)
Unamortized actuarial gain	(1,347)	(243)
Accrued benefit liability	$1,635	$1,659

Employee future benefit expense recognized during the year was as follows:
	December 31	December 31
	2009	2008
Service cost	$328	$462
Interest cost	190	227
Actuarial loss	13	38
Curtailment gain	(102)	-
Past service costs	24	(260)
	453	467
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial gains	-	72
Net expense for the year	$453	$539

Significant assumptions used:
Discount rate	9.00%	8.04%
Rate of compensation increase	5.56%	5.22%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States Dollars unless otherwise noted)

11.     Income taxes

The following table reconciles the expected income tax payable / (recovery) at the statutory income tax rate to the amounts recognized in the consolidated statements of operations for the years ended December 31, 2009 and 2008.

	December 31	December 31
	2009	2008
	(as restated)	(as restated)
Net earnings before income taxes	$19,857	$28,958
Income tax rate	35.00%	35.50%

Expected income tax expense based on above rates	6,950	10,280
Effect of lower tax rates in foreign jurisdictions	(1,752)	(4,718)
Non-deductible stock option expense	2,351	1,441
Permanent differences	4,550	677
Change in Mexican statutory income tax regime	718	-
Valuation allowance	(1,165)	(17,374)
Provision for income taxes	$11,652	$(9,694)

The following reflects future income tax liabilities at December 31, 2009 and 2008:

	December 31	December 31
	2009	2008
	(as restated)	(as restated)
Accounting value of mineral properties in excess of tax value	$85,932	$77,693
Accounting value of inventories in excess of tax value	15,364	11,311
Deductible share issue costs	(2,865)	(1,871)
Future employee benefits	(458)	(436)
Unrealized foreign exchange (losses) / gains	(2,608)	1,938
Other	(2,796)	(2,146)
Non-capital losses carried forward	(58,253)	(64,251)
	34,316	22,238
Valuation allowance	46,250	47,416
Future income tax liabilities recognized	$80,566	$69,654

	December 31	December 31
	2009	2008
Current portion of future income tax asset	$(4,210)	$(1,385)
Current portion of future income tax liability	-	836
Future income tax liability	84,776	70,203
Net future income tax liability recognized	$80,566	$69,654

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States Dollars unless otherwise noted)

The Company has tax loss carryforwards expiring in the following years:

	Canada	Mexico	Total
2012	-	1,018	1,018
2013	5,197	1,821	7,018
2014	5,865	1,730	7,595
2015	3,907	17,487	21,394
2016	-	45,567	45,567
2017	-	50,813	50,813
2018	-	15,274	15,274
2025	1,516	-	1,516
2026	6,419	-	6,419
2027	17,725	-	17,725
2028	3,814	-	3,814
2029	14,074	-	14,074

	$58,517	$133,710	$192,227

12.     Shareholders' equity

(a)      Capital stock

Authorized:

Unlimited number of common shares.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

Issued and outstanding:

	Number of	Ascribed
	Common Shares	Value
Balance, December 31, 2007	117,432,363	$699,512
For cash pursuant to exercise of share purchase options	2,558,405	6,772
Fair value of options exercised	-	12,694
Fair value of shares issued:	50,000	448

Balance, December 31, 2008	120,040,768	$719,426

For cash pursuant to exercise of share purchase options	3,785,460	19,357
Fair value of options exercised	-	16,000
Fair value of shares issued	594,022	3,709
Shares issued through equity offering (net of issuance costs)	12,926,000	108,132
Shares issued through employee share purchase plan	11,302	92

Balance, December 31, 2009	137,357,552	$866,716

(b)     Stock options (in Canadian dollars)

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares that may be reserved for issuance under the plan is 25,000,000. The maximum number of common shares that may be reserved for issuance to any one person under the plan is 5% of the shares outstanding at the time of grant (on a non-diluted basis), less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism. Stock options are generally exercisable for a maximum period of five to seven years from the grant date, and have vesting periods as determined by the Company's Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States Dollars unless otherwise noted)

The fair value of the options granted was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	December 31	December 31
	2009	2008
Dividend yield	0%	0%
Expected volatility	64.26%	53.35%
Risk free interest rate	2.28%	3.45%
Expected life	6.93 years	6.13 years
Weighted average grant date fair value	$5.43	$5.23

	December 31, 2009		December 31, 2008
		Weighted		Weighted
	Shares	Average Price	Shares	Average Price
Outstanding, beginning of year	8,550,093	$7.85	9,544,920	$6.35
Granted	840,000	$6.99	1,885,000	$8.73
Expired / forfeited	(289,333)	$9.81	(321,422)	$9.45
Exercised	(3,785,460)	$6.04	(2,558,405)	$2.69
Outstanding, end of year	5,315,300	$8.91	8,550,093	$7.85
Options exercisable, end of year	3,602,550	$9.24	6,514,593	$7.56

During the year ended December 31, 2009, employees, consultants, officers and directors of the Company exercised 3,785,460 (2008 – 2,558,405) options for total proceeds of $22,856 (2008 - $6,893). Set forth below is a summary of the outstanding options to purchase common shares as at December 31, 2009:

	Options outstanding			Options exercisable
	Number	Weighted average		Number	Weighted average
Option Price	outstanding	exercise price	Average life (yrs)	exercisable	exercise price
$ 5.01 - 6.00	332,290	$ 5.43	0.65	332,290	$ 5.43
$ 6.01 - 6.50	1,352,200	$ 6.22	1.99	845,950	$ 6.15
$ 6.51 - 7.00	708,450	$ 6.77	5.10	506,700	$ 6.83
$ 7.01 - 9.00	270,000	$ 8.18	4.75	37,500	$ 8.20
$ 9.01 - 9.50	742,000	$ 9.30	2.22	467,500	$ 9.25
$ 9.51 - 10.00	643,250	$ 9.93	5.00	195,500	$ 9.94
$ 10.01 - 10.50	75,500	$ 10.49	1.45	75,500	$ 10.49
$ 10.51 - 11.00	808,277	$ 10.64	2.77	783,277	$ 10.64
$ 11.01 - 18.00	50,000	$ 13.00	2.54	25,000	$ 13.00
$ 18.01 - 21.00	333,333	$ 20.35	2.25	333,333	$ 20.35
Total	5,315,300			3,602,550

(c)     Employee share purchase plan

During the third quarter of 2009, the Company established an Employee Share Purchase Plan which enables employees to purchase Company shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees' contributions. The common shares are purchased based on the volume weighted average closing price of the last five days prior to the end of the quarter. During the year, the Company contributed $81 to this plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States Dollars unless otherwise noted)

(d)     Share-based compensation

In 2008, the Company awarded share-based compensation to certain employees in lieu of a cash bonus. The shares awarded were valued at the volume weighted average trading price of the Company's shares for the five days prior to the award, and vest over an eighteen-month period. The employees were, or will be, issued the number of shares equivalent to the bonus value using the grant date price. The amount of compensation expense recorded in 2009 with respect to share-based compensation was $1,670, which included $816 relating to taxes paid by the Company on behalf of these employees (2008 - $5,587, $2,341 for taxes).

13.     Commitments and contingencies

Option and joint venture agreements

(a)     Minera Fuerte Mayo, S.A. de C.V. (“Fuerte Mayo”) / Compania Minera Brenda, S.A. de C.V. (“Brenda”)

As a result of an agreement dated February 21, 2003 in which the Company acquired the remaining 40% of the title and interest in a group of claims located in the municipality of Ocampo from Brenda, the Company agreed to pay 8% of net profits attributable to the development of the mining claims and their concessions up to a maximum of $2,000.

During the year ended December 31, 2008, a contract addendum was signed which eliminated the clause containing the percentage of profits payable up to a maximum of $2,000, and instead the Company agreed to pay Brenda a total of $2,000 for the group of claims. The Company had previously paid $1,205 as at December 31, 2008, and during 2009 the Company paid a further $795, resulting in no balance payable at December 31, 2009.

(b)     Compania Minera Global, S.A. de C.V. (“Global”)

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Minerales de Soyopa, S.A. de C.V. (“Soyopa”) to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property. As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa, the Company agreed that if it should subsequently sell the lands, claims and concessions described in the agreements, the Company shall be required to pay Global $1,000. The lands, claims and concessions have not been sold.

(c)     Compania Minera Las Torres, S.A. de C.V. (“Las Torres”)

On September 7, 2004, a subsidiary of the Company entered into a mining lease agreement with Las Torres to acquire the right to explore, develop and mine the Las Torres Gold-Silver property located in Guanajuato State, Mexico for a five year period. On September 4, 2009, the Company negotiated an extension of this agreement for an additional three year period. Under the terms of the agreement, the annual rent payments total $720 per year. In addition, the Company is required to pay a 3.5% net smelter return on all gold and silver sales equal to or above $350.00 per gold ounce and $5.50 per silver ounce, with a minimum annual royalty of $240. The royalty decreases to a 3.0% net smelter return for sales of gold and silver at or below $300.00 per gold ounce and $5.00 per silver ounce.

In addition, the Company is required to pay $20.00 per gold equivalent ounce for each ounce processed at the Las Torres mill from existing El Cubo claims. This payment, combined with the annual rent and minimum royalty payment discussed above must total a minimum of $2,000 per year. In connection with the agreement, the Company has issued a letter of credit in the amount of $1,000 to Las Torres.

Pursuant to the mining lease agreement with Las Torres, minimum annual lease, processing and royalty payment commitments for successive years approximate:

Total
Payments
2010	$1,379
2011	2,000
2012	2,000
$5,379

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States Dollars unless otherwise noted)

Other contingencies

In March 2008, the Company was named as a defendant in a claim filed by Ed J. McKenna. The plaintiff was seeking, among other things, an order certifying the action as a class proceeding and $75 million in special and general damages and $5 million in punitive damages on behalf of the class. In July 2008, the claim was amended to, among other things, assert new claims and increase the damages sought from $80 million to $160 million. Management is of the opinion that the claim is without merit, and that a strong defence exists against the claim. Therefore, no provision for loss has been reflected in the accounts of the Company.

The Company is involved in legal proceedings arising in the ordinary course of its business. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the Company's financial position, results of operations or cash flows.

Other commitments

At December 31, 2009, the Company has purchase commitments in the amount of approximately $0.9 million (2008 - $2.8 million) related to acquisitions of equipment. The equipment is expected to be delivered during the first half of 2010.

14.     Earnings per share

Basic earnings per share is calculated based on the weighted average number of shares outstanding during the year ended December 31, 2009 of 125,688,993 (December 31, 2008 – 119,110,568). Diluted earnings per share is based on the assumption that options under the stock option plan have been exercised on the later of the beginning of the year and the date granted. As of December 31, 2009, 2,652,360 stock options (December 31, 2008 – 3,275,433) were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

15.     Supplemental cash flow information

	December 31	December 31
	2009	2008
	(as restated)	(as restated)
Items not affecting cash:
Amortization, depletion and accretion	$43,018	$40,369
Amortization of transaction costs	1,006	55
Unrealized foreign exchange loss / (gain)	5,194	(22,405)
Share-based compensation, net of forfeitures	7,646	4,250
Employee future benefits	(160)	(1,019)
Future income tax expense / (recovery)	6,611	(10,738)
Other long-term obligations	1,451	(606)
Other long-term assets	807	226
Other non-cash items	93	-
	$65,666	$10,132

	December 31	December 31
	2009	2008
Change in non-cash operating working capital:
Receivables	$1,865	$(6,155)
Prepaids and deposits	(702)	(582)
Inventories	(2,565)	(8,229)
Payables and accruals	6,476	22,115
	$5,074	$7,149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States Dollars unless otherwise noted)

Supplemental information:
Interest paid	$2,762	$2,527
Taxes paid	$1,364	$2,882
Non-cash transactions:
Acquisition of assets under capital lease	$17,092	$860

16.     Related party transactions

The Company had the following related party transactions, which were in the normal course of operations and measured at fair value:

	December 31	December 31
	2009	2008
(a) Production costs – labour	$25,797	$33,762
(a) Mining interests – labour	4,876	1,167
(b) Production costs – consumables	11,255	14,655
(c) Capital assets	-	94
	$41,928	$49,678

(a)

The Company paid a third party company related to a former director for the provision of workers in the Mexican operations at cost plus 8-10%. Effective October 1, 2009 the related contracts were re-negotiated, and as a result workers are now provided at cost plus 6-8%.

(b)	The Company paid two third party companies related to a former director for the provision of lime, lubricant and fuel. The prices of lubricant and fuel are regulated in Mexico.

(c)	The Company paid a former director, or a third party company related to a former director, for the provision and construction of production and support facilities and mineral properties.

In September 2009, the Company announced the resignations of the two members of the Board of Directors involved in the above transactions. As a result, effective the date of their resignations, the above are no longer considered related party transactions.

As at December 31, 2009, the Company had included $Nil (2008 - $1,922) in payables and accruals and $Nil (2008 - $1,022) in prepaids and deposits, representing amounts owing or paid to these related parties.

17.     Financial instruments and risk management

The Company's financial instruments consist of cash and cash equivalents, receivables, payables and accruals, long-term debt, obligations under capital leases and assets and liabilities arising from the use of derivative financial instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company's receivables and payables are denominated in Mexican pesos or Canadian dollars. Balances are translated at the period end rate in accordance with the Company's accounting policy as set out in Note 3(c) to these annual consolidated financial statements.

The Company does not have any derivative financial instruments outstanding as at December 31, 2009.

Fair values of financial instruments

The Company estimates that the fair value of its cash and cash equivalents, receivables, payables and accruals approximate the carrying value of the assets and liabilities due to the relatively short-term nature of these instruments. Long-term debt and lease obligations are measured at amortized cost using the effective interest method and there were no material differences between this amount and fair value at December 31, 2009. The Company's fair value estimates for derivative contracts are based on quoted market prices for comparable contracts. These estimates represent the amount that the Company would have received from (or paid to) a counterparty to settle the contract at the balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States Dollars unless otherwise noted)

CICA Handbook Section 3862, Financial Instruments – Disclosures, establishes a valuation hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's own assumptions. The two types of inputs have created the following fair value hierarchy:

  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data or other means.
  Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company does not have any material financial assets or liabilities measured at fair value on a recurring basis as at December 31, 2009.

Risks

In the normal course of operations, the Company is exposed to commodity price, interest rate, foreign currency exchange rate, credit and liquidity risks. The Company has developed a risk management process to identify, analyze, and assess these risks, and has formed a Risk Committee to monitor these risks. The Board of Directors has overall responsibility for the oversight of the Company's risk management framework, and receives regular reports from the Risk Committee.

Commodity price risk

The profitability of the Company's mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company's control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. From time to time, the Company will enter into zero cost collars or other financial instruments to manage short term commodity price fluctuations. At December 31, 2009, the Company did not have any commodity-related financial instruments outstanding.

Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates. If interest rates had been 50 basis points higher during the year ended December 31, 2009, equity and net earnings would have decreased by $162, arising mainly as a result of higher interest rates on variable borrowings. This analysis assumes that other variables remain constant (a 50 basis points decrease in interest rates would have had the equal but opposite effect).

Foreign currency exchange rate risk

All metal sales revenues for the Company are denominated in US dollars (USD). The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars (CAD) and Mexican pesos (MXN). These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

At December 31, 2009, the Company's balance sheet exposure to foreign currency exchange rate risk in Canadian dollars and Mexican pesos was as follows:

	CAD	MXN
	(as restated)	(as restated)
Cash and cash equivalents	$1,358	$429,827
Receivables	1,239	135,539
Payables and accruals	(5,067)	(204,310)
Long-term debt and capital leases	(216)	-
Future income tax liabilities	-	(1,052,477)
Net balance sheet exposure	$(2,686)	$(691,421)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States Dollars unless otherwise noted)

A 10% weakening / (strengthening) of these currencies against the US dollar at December 31st would have increased / (decreased) equity and net earnings by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant.

Equity / earnings
(as restated)
Translation of net CAD exposure	$233
Translation of net MXN exposure	4,812

During 2009, the Company entered into and exercised option contracts to hedge against the risk of an increase in the value of the Mexican peso versus the United States dollar. The Company had the right to purchase Mexican pesos amounting to $6,000 USD at a strike price of 14 pesos to 1 US dollar. These currency hedges were accounted for as cash flow hedges of salary and benefit costs denominated in Mexican pesos and settled at various dates between July 1, 2009 and December 31, 2009. Upon exercise of the options, the cumulative gain or loss within AOCI was reclassified to inventory to be recognized in income at the same time as the related production cost. Options exercised during 2009, after considering the premiums paid, resulted in an increase to inventories of $34.

Credit risk

Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents and receivables, the Company's credit risk is limited to the carrying amount on the balance sheet. The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty's credit rating. Exposure on receivables is limited as the Company sells its products to a small number of organizations, on which the historical level of defaults is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents.

The following are the contractual maturities of financial liabilities, including interest payments:

	Carrying	Contractual	Less than	6 - 12	1 - 2	2 – 5	More than
	amount	cash flows	6 months	months	years	years	5 years
Payables and accruals	$37,019	$37,019	$37,019	$-	$-	$-	$-
Long-term debt and capital leases	36,829	39,505	2,691	2,669	31,231	2,914	-
Employee future benefits	1,635	1,877	43	44	85	422	1,283
Other long-term obligations	4,372	5,343	763	-	763	2,290	1,527

	$79,855	$83,744	$40,516	$2,713	$32,079	$5,626	$2,810

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States Dollars unless otherwise noted)

18.     Capital management

The primary objective of managing the Company's capital is to ensure that there is sufficient available capital to support the funding requirements of the Company, including capital expenditures, in a way that optimizes the cost of capital and shareholder returns, and ensures that the Company remains in a sound financial position. There were no changes to the Company's overall capital management approach during the current year.

The capital of the Company consists of items included in Shareholders' equity and debt obligations. The Company manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or when funding is required. This may take the form of raising equity or debt.

The Company monitors capital through the gross debt to total equity ratio, and targets a ratio of less than 25%. As at December 31, 2009, the ratio of gross debt to total equity was 4.65% (December 31, 2008 – 5.95%), calculated as follows:

	December 31	December 31
	2009	2008
	(as restated)	(as restated)
Current portion of long-term debt	$4,398	$30,461
Long-term debt	32,431	7,991
Gross debt	36,829	38,452
Shareholders' equity	$792,337	$646,257
Gross debt / Shareholders' equity	4.65%	5.95%

19.     Segmented information

Information is reported on a mine by mine basis, and therefore the Company's operating segments are represented by the individual mines and the corporate operations. Revenue in both mining segments is derived from the sale of gold and silver.

The following are the operating results by segment:

			December 31, 2009
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$162,579	$44,222	$-	$206,801
Production costs	66,988	29,516	-	96,504
Refining costs	2,232	623	-	2,855
General and administrative	8,258	2,447	26,349	37,054
Amortization and depletion	30,861	11,963	130	42,954
	108,339	44,549	26,479	179,367
Earnings / (loss) before other items	$54,240	$(327)	$(26,479)	$27,434
Expenditures related to mining interests and property, plant and equipment	$68,048	$8,407	$406	$76,861
Total assets	$474,748	$386,719	$102,901	$964,368

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States Dollars unless otherwise noted)

			December 31, 2008
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$154,313	$58,209	$-	$212,522
Production costs	86,026	41,625	-	127,651
Refining costs	1,156	506	-	1,662
General and administrative	8,983	2,092	18,870	29,945
Amortization and depletion	26,267	13,967	146	40,380
	122,432	58,190	19,016	199,638
Earnings / (loss) before other items	$31,881	$19	$(19,016)	$12,884
Expenditures related to mining interests and property, plant and equipment	$50,419	$16,237	$185	$66,841
Total assets	$411,510	$383,929	$1,124	$796,563

All goodwill included on the balance sheet relates to the El Cubo operating segment.

The Company sells all gold and silver produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

20.     Subsequent events

On March 16, 2010, the Ontario Superior Court of Justice certified the proposed class action commenced by Ed J. McKenna in 2008 in respect of investors who purchased securities through underwriters in Canada under the Company's April 2007 prospectus. Certification is a procedural step in the litigation and no determination has been made of the merits of the claim. Management continues to be of the opinion that the claim is without merit, and that a strong defence exists against the claim.

On March 23, 2010, the Company announced that it had entered into purchase option agreements on a group of properties called the Mezquite Project in Zacatecas State, Mexico. The option agreements include a series of option payments that total $1.4 million over a three year period.

21.     Comparative figures

Certain of the comparative figures for December 31, 2008 have been reclassified to conform with the financial statement presentation adopted for December 31, 2009.